[redacted]

11016649

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 14 2011
DIVISION OF MARKET REGULATION

E COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: Expires: Estimated average burden hours per response ....

SEC FILE NUMBER
~~8-66758~~

8-53582

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/10** (MM/DD/YY) AND ENDING **12/31/10** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **HEADWATERS BD, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 17th Street, Suite 900
(No. and Street)

Denver	**CO**	**80202**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roberta Laraway — **303-531-4604**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EHRHARDT KEEFE STEINER & HOTTMAN PC
(Name - *if individual, state last, first, middle name*)

7979 EAST TUFTS AVE., SUITE 400	**DENVER**	**CO**	**80237**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Roberta Laraway, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplementary information pertaining to the firm of Headwaters BD, LLC, as of and for the year ended December 31, 2010, are true and correct. I further affirm that neither the Company nor any stockholder, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Roberta Laraway
Signature

Director of Finance & Administration
Title

Christina M Pope
Notary Public

State of Colorado
County of Denver
Subscribed and sworn to me this 22nd day of February 20 11
Christina M Pope
Notary Public

CHRISTINA M. POPE
NOTARY PUBLIC
STATE OF COLORADO
My Commission Expires 2/6/2014

This report** contains (check all applicable boxes):

X	a.	Facing page.
X	b.	Statement of Financial Condition.
X	c.	Statement of Income (Loss).
X	d.	Statement of Cash Flows.
X	e.	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
___	f.	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X	g.	Computation of Net Capital.
___	h.	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
___	i.	Information Relating to the Possession or Control Requirement under Rule 15c3-3.
___	j.	A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A 15c3-3.
___	k.	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
X	l.	An Oath or Affirmation.
X	m.	A Copy of the SIPC Supplemental Report.
___	n.	A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.
X	o.	Independent auditors' report on internal control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HEADWATERS BD, LLC

Table of Contents

EKS&H
EHRHARDT • KEEFE
STEINER • HOTTMAN PC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2843
P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT

Managing Member
Headwaters BD, LLC
Denver, Colorado

We have audited the accompanying statement of financial condition of Headwaters BD, LLC (the "Company") as of December 31, 2010, and the related statements of operations and member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts, and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Headwaters BD, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

February 23, 2011
Denver, Colorado

HEADWATERS BD, LLC

Statement of Financial Condition
December 31, 2010

Assets	
Current assets	
Cash and cash equivalents	$ 736,923
Advisory and other fee receivables, net	227,125
Prepaid expenses	69,754
Total current assets	1,033,802
Property and equipment, net	29,550
Deposits and other	38,602
Total assets	$ 1,101,954
Liabilities and Member's Equity	
Current liabilities	
Accounts payable and accrued expenses	$ 556,353
Total current liabilities	556,353
Commitments and contingencies	
Member's equity	545,601
Total liabilities and member's equity	$ 1,101,954

See notes to financial statements.

HEADWATERS BD, LLC

Statement of Operations and Member's Equity
For the Year Ended December 31, 2010

Revenue	$ 6,508,788
Operating expenses	
Commissions	4,355,251
Personnel	1,206,205
Occupancy	451,757
Professional services	414,248
Marketing	98,998
Database subscriptions and maintenance	97,633
Travel and entertainment	93,093
Office expense	68,840
Regulatory costs	47,867
Depreciation	45,298
Insurance	35,072
Communications	33,866
Other expenses	13,722
Recovery of bad debts	(125,031)
Total operating expenses	6,836,819
Other income	
Interest income	5,013
Other	6,101
Total other income	11,114
Net loss	(316,917)
Beginning member's equity	819,774
Equity compensation	42,744
Ending member's equity	$ 545,601

See notes to financial statements.

HEADWATERS BD, LLC

Statement of Cash Flows
For the Year Ended December 31, 2010

Cash flows from operating activities	
Net loss	$ (316,917)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation	45,298
Recovery of bad debts	(125,031)
Equity compensation	42,744
Changes in assets and liabilities	
Advisory and other fees receivable	(21,414)
Prepaid expenses	9,387
Deposits and other	7,388
Accounts payable and accrued expenses	320,260
	278,632
Net cash used in operating activities	(38,285)
Cash flows from investing activities	
Purchase of property and equipment	(15,132)
Net cash used in investing activities	(15,132)
Net decrease in cash and cash equivalents	(53,417)
Cash and cash equivalents - beginning of year	790,340
Cash and cash equivalents - end of year	$ 736,923

See notes to financial statements.

HEADWATERS BD, LLC

Notes to Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies

Organization

Headwaters BD, LLC (the "Company") was formed in December 2005 as a Delaware limited liability company and began operations January 1, 2006. The Company, headquartered in Denver, Colorado, is licensed as a broker-dealer with the Securities and Exchange Commission ("SEC"), and is a registered member of the Financial Industry Regulatory Authority. The Company offers its clients a variety of investment banking services, including mergers and acquisitions, capital raising, and financial advisory services. The Company is engaged in a single line of business as a securities broker-dealer. The Company is exempt from Rule 15c3-3 under Subsection (K) and does not hold, nor does it plan to hold, any customers' securities or funds. Under this exemption, *Computation for Determination of Reserve Requirements* and *Information Relating to Possession or Control Requirements* are not required.

The Company is a wholly-owned subsidiary of Headwaters MB, LLC (the "Parent"). Accordingly, this affiliation should be taken into consideration in reviewing the accompanying financial statements. The operating results could vary from those that would have been obtained had the Company operated independently.

Cash and Cash Equivalents

The Company reports all highly liquid short-term investments purchased with original maturities of three months or less as cash equivalents. As of the balance sheet date, and periodically throughout the year, the Company has maintained balances in various operating accounts in excess of federally insured limits. At December 31, 2010, the amount in excess of federally insured limits was $486,758.

Concentrations of Credit Risk

The Company grants credit in the normal course of business to customers. The Company assesses the financial condition of its customers to reduce credit risk.

During the year ended December 31, 2010, two customers accounted for 47% of total advisory and other fees receivable.

Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash and cash equivalents, receivables, prepaids, and accrued expenses approximated fair value as of December 31, 2010 because of the relatively short maturity of these instruments.

Advisory and Other Fees Receivable

Advisory and other fees receivable are non-interest bearing and are recorded as earned by the Company. An allowance for uncollectible amounts is established to cover future losses based on management's best estimate of uncollectible amounts. Uncollectible receivables are charged against the reserve when identified. As of December 31, 2010, the Company had an allowance of $71,480.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment is stated at cost. Depreciation and amortization is provided utilizing the straight-line method over the estimated useful lives, which is estimated to be three years for all fixed assets.

Revenue Recognition

Revenue is recorded for advisory fees, retainers, reimbursable expenses, and other fees when earned in accordance with the terms of individually negotiated contracts. Interest income is recorded when earned.

Advertising Costs

The Company expenses advertising costs as incurred. Total advertising costs for the year ended December 31, 2010 were $98,998.

Income Taxes

The Company has elected to be treated as a Limited Liability Company ("LLC") for income tax purposes. Accordingly, all taxable income and losses are reported in the income tax return of the managing member and no provision for income taxes has been recorded in the accompanying financial statements.

The Company applies guidance of Accounting Standards Codification Topic 740, *Accounting for Uncertainty in Income Taxes*. Under this guidance, if taxing authorities were to disallow any tax positions taken by the Company, the additional income taxes, if any, would be imposed on the managing member rather than the Company. Accordingly, there would be no effect on the Company's financial statements.

Interest and penalties associated with tax positions are recorded in the period assessed as other expenses. No interest or penalties have been assessed as of December 31, 2010. The Company's information returns for tax years subject to examination by tax authorities include 2006 and 2007 through the current period for state and federal tax reporting purposes, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Subsequent Events

The organization has evaluated all subsequent events through February 23, 2011, which is the date that the financial statements were available to be issued and determined there were no subsequent events requiring disclosure.

Note 2 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness. The Company's net capital at December 31, 2010 was $180,570 which exceeded the minimum net capital requirement. Net capital may fluctuate on a daily basis. Additionally, SEC Rule 15c3-1 requires that the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company's net capital ratio was 3.08 to 1 as of December 31, 2010.

Note 3 - Property and Equipment

Property and equipment consist of the following at December 31, 2010:

Furniture and fixtures	$	62,094
Computer equipment		101,266
Software		4,884
Leasehold improvements		17,803
		186,047
Less accumulated depreciation and amortization		(156,497)
	$	29,550

Note 4 - Member's Equity

Effective August 31, 2010, the Parent adopted an Amended and Restated Operating Agreement (the "Agreement"). The Agreement converted Class A and Class C shares under the original operating agreement into Class A Preferred Shares. The Agreement converted Class B shares under the original operating agreement into Class B Preferred Shares.

The Agreement established the 2010 Equity Incentive Plan (the "2010 Plan"). The 2010 Plan allowed for the Parent to grant profit interests to employees and affiliates for performing services to or for the benefit of the Company.

Note 4 - Member's Equity (continued)

The original operating agreement included a 2001 Equity Incentive Plan (the "2001 Plan"), that offered Class B stock options. Under the Agreement, the outstanding options from the 2001 Plan allowed holders of the Class B stock options to exercise the options for an equal number of Class B Preferred Shares under the Agreement. The converted shares contain the same rights and privileges of the options prior to conversion.

Profit Interests

As of December 31, 2010, the Parent issued 422,500 Class A Common Shares profit interests to the Company's employees and affiliates. The profit interests were 100% vested upon issuance and allows the holder to participate in the profits and losses, and distributions of the Parent from the date of grant, in proportion to their percentage interest. The holder does not receive an initial capital account. The Company determined that the profit interests should be reported as equity instruments; however, a value could not be reasonably estimated at the grant date. Therefore, distributions to the profit interests will be recognized in equity during the year of distribution.

Stock Options

Upon adopting the Agreement, the Parent granted stock options to the Company's managing member to purchase 200,000 Class A Preferred Shares. The options were 100% vested on the date of grant. Additionally, the Parent granted stock options to certain employees and affiliates of the Company to purchase 100,000 Class A Preferred Shares. The stock options vest over a period of four years.

Compensation related to the stock options granted for the year ended December 31, 2010 was not considered significant; therefore, no compensation expense has been recorded by the Company during 2010 relating to the stock options.

Equity Compensation

During 2005 and 2006, the Parent issued stock as part of an equity bonus plan. The stock vested pro-rata over a three year period. For the year ended December 31, 2010, the Company recorded $42,744 in equity compensation, representing the last year of compensation under the equity bonus plan.

Note 5 - Commitments and Contingencies

Operating Leases

The Company leases office space and facilities under non-cancelable operating leases. Rent expense, net of sublease income, for the year ended December 31, 2010 was $451,757.

During 2009, the Company entered into a sublease agreement with a third party. The third party leased a portion of space under one of the Company's leased facilities. This sublease expired during the year ended December 31, 2010. During the year ended December 31, 2010, the Company received $45,871 in sublease income, which is recorded against rent expense in the accompanying financial statements.

Note 5 - Commitments and Contingencies (continued)

Operating Leases (continued)

Future minimum lease payments under these leases are approximately as follows:

Year Ending December 31,	Operating Lease Commitments
2011	$ 236,702
2012	220,911
2013	112,163
	$ 569,776

ACCOMPANYING INFORMATION

HEADWATERS BD, LLC

Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission December 31, 2010

Total member's equity	$	545,601
Additions/deductions		
Property and equipment, net		(29,550)
Advisory and other fees receivable		(227,125)
Prepaid expenses and deposits		(108,356)
Net capital before haircuts on securities positions		180,570
Haircut		-
Net capital	$	180,570
Total aggregate indebtedness	$	556,353
Net capital	$	180,570
Minimum net capital requirement (greater of $5,000 or 6 2/3% of aggregate indebtedness)		37,090
Excess net capital	$	143,480
Aggregate indebtedness to net capital		3.08

Reconciliation with Company's computation:

There is no difference from the Company's computations included in its Part II of Form X-17a-5 as of December 31, 2010 and the audited computation above.

EKS&H
EHRHARDT • KEEFE
STEINER • HOTTMAN PC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2843
P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

Managing Member
Headwaters BD, LLC
Denver, Colorado

In planning and performing our audit of the financial statements of Headwaters BD, LLC (the "Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

• DENVER • FORT COLLINS • BOULDER •
www.EKSH.com

Managing Member
Headwaters BD, LLC

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Managing Member, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

February 23, 2011
Denver, Colorado

EKS&H
EHRHARDT • KEEFE
STEINER • HOTTMAN PC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2843
P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17A-5

Managing Member
Headwaters BD, LLC
Denver, Colorado

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation [Form SIPC-7]) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by Headwaters BD, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7"). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences, if applicable.

Managing Member
Headwaters BD, LLC

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

February 23, 2011
Denver, Colorado

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended Dec 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053582 FINRA DEC
HEADWATERS BD LLC 20*20
ONE TABOR CENTER
1200 SEVENTEENTH ST STE 900
DENVER CO 80202-5809

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 16,160

B. Less payment made with SIPC-6 filed (exclude interest) (8,700)
7-23-10
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 7460

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 7460

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Headwaters BD, LLC
(Name of Corporation, Partnership or other organization)

Roberta Laraway
(Authorized Signature)

FINOP & Dir of Fin & Admin
(Title)

Dated the 3rd day of Feb, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 2010
and ending Dec 31, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 6,519,896

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. (44,931)

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

interest income, other income (ie disposal of fixed assets) etc. (11,109)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions (56,040)

2d. SIPC Net Operating Revenues $ 6,463,856

2e. General Assessment @ .0025 $ 16,160

(to page 1, line 2.A.)